Exhibit 4.14

Summary of Lease Agreement by and among Tefen Yazamut Ltd. and Medigus Ltd.

Note: this summary does not contain a full or direct translation of the terms of the original Hebrew-language lease agreement, and is designated solely for the purpose of providing a general presentation of such agreement.

On January 1, 2014, Tefen Yazamut Ltd. (the "Lessor") and Medigus Ltd. (the "Lessee") entered into a lease agreement as further elaborated below.

Leased Premises:

902 square meters (gross) in building number A7 located in the Omer Industrial Park (the "Leased Premises").

Term of Lease:

The lease is for a term of twelve (12) months, from January 1, 2014 to December 31, 2014.

The lease, however, may be terminated earlier, as specified below.

Purpose of the Lease:

The Leased Premises are to be used for the purpose of the Lessee's offices, labs and "clean rooms".

Consideration:

During the term of the lease agreement, the Lessee shall pay in consideration for the Leased Premises a total amount of NIS 25,046.27 + VAT, per month, as follows:

1.	In consideration for the rent of Leased Premises – a total amount of NIS 20,135.44 + VAT, per month.

2.	Management fees – a total amount of NIS 4,910.83 + VAT, per month.

The total consideration shall be linked to the Consumer Price Index, and the Consumer Price Index published on October 15, 2013 shall be the base index.

The consideration shall be paid by the Lessee to the Lessor on a monthly basis. The Lessee has provided the Lessor with a bank guarantee in the amount of USD 10,000 for the purpose of guaranteeing its financial obligations under the lease agreement.

Termination of the Lease Agreement:

The Lessor may immediately terminate the lease agreement upon: (i) the transfer or assignment of the Lessee's rights in the Leased Premises to a third party contrary to the terms and conditions stipulated in the lease agreement; or (ii) the Lessee's failure to pay any due amount to the Lessor within thirty (30) days of its due date.

Liability for Injury, Damage or Loss:

1.
The Lessee shall be liable for any injury, damage or loss caused by his act or omission in, or in connection with, the Lease Premises, to the body or property of any person or corporation, including to the Lessee or its employees or the Lessor and its subsidiaries.

2.
The Lessee shall be liable and indemnify its employees or any other party for the damages, losses or expenses incurred by them due to injuries caused in relation with the Lessee's activities in the Leased Premises and the Lessor shall not be liable for any such damages losses or expenses.

Insurance and Indemnity:

The Lessee shall maintain such standard practice insurance policies as required by any applicable law and as customary with respect to the Lessee's operations.